FOR IMMEDIATE RELEASE:                       Contact: ROBERT T. ENGLISH
                                                      Chief Financial Officer
                                                      (908) 296-3081


                   VALUE PROPERTY TRUST HOLDS ANNUAL MEETING/
                         REPORTS FIRST QUARTER EARNINGS

New Brunswick, New Jersey...February 15, 1996...Value Property Trust (NYSE: VLP) formerly Mortgage and Realty Trust (MRT) held its Annual Shareholders Meeting today. At the meeting, held at the Trust's corporate headquarters in New Brunswick, New Jersey, shareholders of the Trust approved (i) the election of seven trustees (ii) voting rights of certain of the Trust's common shares that may have been precluded from voting under the Maryland General Corporation Law and (iii) the adoption of the 1995 Share Option Plan.


George R. Zoffinger, who became President and CEO in September 1995, announced at the meeting that the Trust reported net income of $1.4 million for the first quarter ended December 31, 1995 compared to a net loss of $5.5 million, after reorganization expenses, for the same period a year ago. On a per share basis, first quarter fiscal 1996 earnings were $.13. Earnings per share for any period prior to October 1, 1995 is not disclosed because such information is not meaningful due to the implementation on September 30, 1995 of Fresh Start Reporting.


Mr. Zoffinger stated "I am pleased with the Trust's first quarter performance and the dramatic improvement from last year's first quarter." Zoffinger continued, "there is much to accomplish in the weeks and months ahead to ensure consistent operating performance, but I am confident that the newly assembled Board of Trustees, management and staff of Value Property Trust are equal to the challenge."


Value Property Trust is a $230 million asset self-administered real estate investment trust engaged in the business of managing its portfolio of mortgage loans and real estate investments. On September 29, 1995, the Trust emerged from a proceeding under Chapter 11 of the Bankruptcy Code. The Trust maintains offices in New Brunswick, New Jersey and Woodland Hills, California.

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